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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25
                                                  Commission File Number  1-9143

                          NOTIFICATION OF LATE FILING

     (Check One): x Form 10-K  o Form 11-K  o Form 20-F  o Form 10-Q
o  Form N-SAR
     For Period Ended:
o Transition Report on Form 10-K
o Transition Report on Form 20-F
o Transition Report on Form 11-K

o Transition Report on Form 10-Q
o Transition Report on Form N-SAR
     For the Transition Period Ended:
     Read attached instruction sheet before preparing form.  Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:       N/A


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Rodman & Renshaw Capital Group, Inc.
Former name if applicable
     N/A
Address of principal executive office (Street and number)
     Two World Financial Center, Tower B, 30th Floor
City, state and zip code   New York, New York 10281

                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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
x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
x (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
o (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
                                (See Attachment)

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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Gilbert R. Ott, Jr.         (212)                  416-7000
          (Name)              (Area Code)           (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                     x Yes  o No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                     o Yes  x No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Rodman & Renshaw Capital Group, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


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
         Date:          March 31, 1997   By:    /s/ GILBERT R. OTT, JR.
         -----------------------------  -------------------------------
                                         Name:  Gilbert R. Ott, Jr.
                                         Title:    Secretary
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            Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


## CT01/DUPOW/97561.32

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                              Part III - Narrative

     On February 4, 1997, the Registrant was notified that Abaco Grupo Financiero, S.A. de C.V., a Mexican corporation ("Parent"), the beneficial owner of 69.6% owner of the Registrant's issued and outstanding shares of Common Stock, $.09 par value per share (the "Common Stock"), and certain of Parent's direct and indirect subsidiaries had filed a Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") with the Securities and Exchange Commission. The Schedule 13E-3 indicated the intention of Parent to effect a series of transactions (the "Transactions") which would result in the Registrant becoming an indirect wholly-owned subsidiary of Parent. The
Schedule 13E-3 also stated that, as a result of the Transactions, steps would be taken to terminate the registration of the Registrant's shares of Common Stock (the "Deregistration") under the Exchange Act of 1934, as amended (the "Exchange Act").

     Based on the foregoing actions taken by Parent and certain of its direct and indirect subsidiaries, the Registrant contemplated that the Deregistration was to have been consummated on or before March 31, 1997, thereby relieving the Registrant of its informational and reporting requirements under Sections 13 and 15(d) of the Exchange Act. However, due to circumstances beyond the Registrant's control, the Transactions have not been consummated and the Registrant has been unable to complete and file its Form 10-K in a timely manner. It is contemplated that the Registrant's Form 10-K will be completed on or before April 15, 1997.